June 18, 1998



One Valley Bancorp, Inc.
One Valley Square
Summers & Lee Streets
P. O. Box 1793
Charleston, West Virginia 25326

Gentlemen:

         Pursuant to the Amended and Restated Agreement and Plan of Merger entered into by and between One Valley Bancorp, Inc. ("One Valley") and Summit Bankshares, Inc., dated as of May 7, 1998 (the "Merger Agreement"), as amended as of June 3, 1998, proceedings for the issuance of up to 1,913,941 shares (the "Shares") of common stock, par value $10.00 each, of One Valley, and related stock purchase rights (the "Rights") to be issued pursuant to the Shareholder Protection Rights Agreement dated October 18, 1995 (the "Rights Agreement") between One Valley and One Valley Bank, National Association, as Rights Agent (the "Rights Agent"), have been taken with our assistance as counsel for One Valley.

         We have examined originals or copies certified to our satisfaction of such corporate records of One Valley, agreements and other instruments, certificates of public officials, certificates of officers or representatives of One Valley, and other documents as we have deemed necessary to examine and to require as the basis for the opinion hereinafter expressed. Upon the basis of such examination, we advise you that:

         1. We are of the opinion that the Shares which are issuable on consummation of the Merger Agreement when issued as provided therein will be duly and validly issued shares of One Valley, fully paid and nonassessable.

         2. We are also of the opinion that, assuming that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent, when the Shares have been issued and sold as provided in the Merger Agreement, the Rights attributable to the Shares will be validly issued.

         In connection with our opinion set forth in paragraph (2) above, we note that the question whether the Board of Directors of One Valley might be required to redeem the Rights at some future time will depend upon the facts and circumstances existing at that time and, accordingly, is beyond the scope of such opinion.

One Valley Bancorp, Inc.
June 18, 1998
Page 2


         The foregoing opinion is limited to the Corporation Code of the State of West Virginia, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

         This opinion is given as of the date hereof and is limited to the law as now in effect and based on facts of which we have knowledge. We do not undertake to advise you of any change in the law hereof. No person other than you may rely on this opinion for any purpose, without our written consent.

         We hereby consent to the inclusion of this opinion as an Exhibit to the Registration Statement and all amendments thereto, and the references therein to Jackson & Kelly and its opinions. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended.

                                                  Very truly yours,



                                                  /s/ Jackson & Kelly

                                                  Jackson & Kelly



                                       E-4